Exhibit 99.1

News release…

Date: 10 April 2006
Ref: PR465g

Simandou mining concession granted to Rio Tinto

Rio Tinto, through its wholly owned local subsidiary SIMFER SA, has been granted a Mining Concession by the Government of Guinea for development of the Simandou iron ore project in West Africa.

Rio Tinto has been exploring and evaluating the iron ore potential of Simandou under exploration licences granted in 1997. Rio Tinto Iron Ore is currently working on a pre-feasibility study for the Pic de Fon deposit within the Simandou Concession.

Note to editors:

•	Technical studies on the Simandou Concession are expected to lead to an investment decision by mid 2008 as agreed with the Government. To date, Rio Tinto has spent over US$30 million on this prospect.

•	Rio Tinto is studying the feasibility of a Transguinean transport system for the export of ore from Simandou. To this end, the transport system is part of a study commissioned by the Transport Committee composed of Rio Tinto, EuroNimba and the Government. A consulting contractor has been appointed to carry out the evaluation of Transguinean transport options.

•	Rio Tinto is negotiating the possibility of selling a five per cent share in the project to the International Finance Corporation (IFC), part of the World Bank Group. The Government of Guinea has a right to acquire a 20 per cent share (pro rata from other shareholders) on commercial terms when a construction decision is made.

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Hugh Leggatt	Ian Head
Office: +44 (0) 20 7753 2273	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7764 369 977	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com